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AB 3/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8- 25790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Garden State Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 Newman Springs Road
(No. and Street)

Red Bank (City) New Jersey (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mindy Horowitz, CFO/FINOP 732-280-6886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 U.S. Highway 22 West, Suite 110 (Address) Somerville (City), NJ (State) 08876 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CLP 3/2

OATH OR AFFIRMATION

I, Mindy Horowitz, CFO/FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garden State Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mindy Horowitz
Signature

CFO/FINOP
Title

February 10, 2012

Monica Thompson
Notary Public

MONICA S. THOMPSON
Notary Public
New Jersey
My Commission Expires Aug. 25, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

GARDEN STATE SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

GARDEN STATE SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 As a PUBLIC DOCUMENT

Garden State Securities, Inc.
Table of Contents
December 31, 2011

Page(s)

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Shareholders
Garden State Securities, Inc.

We have audited the accompanying statement of financial condition of Garden State Securities, Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Garden State Securities, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 23, 2012
Somerville, New Jersey

Garden State Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 435,013
Restricted cash	115,000
Securities owned, at fair value	448,767
Due from brokers	122,209
Furniture, equipment, and leasehold improvements	128,910
Due from related entities, net	369,739
Prepaid expenses and other assets	256,259
	$ 1,875,897
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 425,988
Subordinated borrowings	
Liabilities subordinated to the claims of general creditors - loans	230,500
	656,488
Stockholders' equity	
Common stock - no par value; 1,000 shares authorized, issued and outstanding	40,000
Additional paid-in capital	732,706
Retained earnings	446,703
Total Stockholders' equity	1,219,409
	$ 1,875,897

The Notes to Financial Statements are an integral part of this statement.

1. **Organization and Nature of Business**

Garden State Securities, Inc. (the "Company") is a full service broker-dealer whose primary business is to provide financial services to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. In addition, the Company provides investment banking and advisory services to micro, small and mid-cap growth companies and engages in trading securities and market making. The Company clears securities transactions through two clearing firms on a fully-disclosed basis and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

2. **Significant Accounting Policies**

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in the bank, as well as all short-term securities held for the primary purpose of general liquidity. Such securities normally mature within three months from the date of acquisition.

Securities Owned

Securities owned are valued at fair value, as required. See Note 4 - Fair Value Measurements for further disclosure.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. The Company continually evaluates whether current events or circumstances warrant adjustments to the carrying value or estimated useful lives of fixed assets in accordance with professional standards. Expenditures for maintenance and repairs are expensed as costs are incurred.

Revenue Recognition

The Company generally acts as an agent in executing customer orders to buy or sell listed and over-the-counter securities and charges commissions based on the services the Company provides to its customers. The Company may also act as a principal and execute a customer's purchase or sale order with another broker-dealer market-maker at the best inter-dealer market price available and charge a mark-up or mark-down. Mark-up, mark-downs and commissions are generally priced competitively based on the services provided to customers. In each instance the commission charges, mark-ups or mark-downs, are in compliance with guidelines established by FINRA.

Customer security transactions and the related commission income and expense are recorded on a trade date basis. Customers who are financing their transactions on margin are charged interest. The Company's margin requirements are in accordance with the terms and conditions mandated by its clearing firms.

Investment banking revenues include income arising from securities offerings in which the Company acts as an agent and also include fees earned from providing financial advisory services. These fees can be in the form of cash and/or securities. Investment banking revenues are recorded when earned. Securities received in lieu of cash are recorded at fair value when earned. See Note 4 - Fair Value Measurements for further disclosure.

Net trading profits result in gains or losses from securities transactions entered into for the accounts of the Company. Some of these transactions may involve the Company taking a position in securities that may expose the Company to losses. Net trading profits are recorded on a trade date basis.

The Company also receives revenue from the sale of mutual funds and annuity products directly from the vendors. These revenues are recorded when the payment is received.

Other revenue consists of investment advisory fees which are account management fees. These fees are determined based on a percentage of the customers assets under management, are billed monthly and quarterly in advance and are recognized when billed and earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is classified as a subchapter "S" corporation for federal and state income taxes. As such, the stockholders will reflect income or loss, as applicable, on their individual tax returns. As a result, no provision for income taxes is reflected in these financial statements.

Management has analyzed the Company's tax positions, and has concluded that no liability for unrecognized tax benefits should be recorded for related tax positions taken on returns filed for open years 2007-2010, or expected to be taken in year 2011 tax returns. The Company identifies its major tax jurisdictions as U.S. Federal and New Jersey where the Company operates. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. In addition, the Company has no income tax related penalties or interest for the period reported in this financial statement.

3. Restricted Cash

The Company is required to maintain deposits totaling $115,000 with its clearing brokers. These deposits are maintained in interest bearing accounts.

4. Fair Value Measurements

Securities owned are recorded at fair value in accordance with ASC 820 which establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflects the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Observable inputs such as quoted market prices in active markets or identical assets or liabilities

Level 2 – Observable market-based inputs or observable inputs that are corroborated by market data

Level 3 – Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions

The assets' fair value measurement level within the fair value hierarchy is based on the most observable level of any input that is significant to the fair value measurement. The valuation techniques used by the Company maximized the use of observable inputs and minimized the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy, the securities owned by the Company, as of December 31, 2011:

Fair Value Measurements

As of December 31, 2011 Securities owned at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate stocks	$289,645	--	--	$289,645
Options	7,900	--	--	7,900
Restricted Stock	--	--	147,766	147,766
Restricted Warrants	--	--	3,456	3,456
	$ 297,545	$ --	$ 151,222	$ 448,767

The following is a description of the valuation methodologies used for assets measured at fair value.

Corporate stocks and options are valued using quoted prices in active markets. As such, these securities are classified as Level 1 measurements.

Investments in restricted equity securities and warrants were obtained from investment banking activities. While these securities are actively traded, the Company is required to hold them for a period of time. The securities are therefore valued at a 40% discount due to their restricted status and are categorized as Level 3 securities.

These methods are consistent with prior years.

The changes in Level 3 investments measured at fair value on a recurring basis for the year ended December 31, 2011 are summarized below:

	Level 3 Measurements
Beginning Balance	$ 266,899
Purchases	216,802
Sales	(246,122)
Realized and unrealized losses (net) included in earnings	(86,357)
Ending balance	$ 151,222

5. Furniture, Equipment and Leasehold Improvements

Furniture and equipment and leasehold improvements, at cost, consisted of the following as of December 31, 2011:

Furniture and equipment	$ 233,274
Leasehold improvements	49,770
	283,044
Less: accumulated depreciation and amortization	(154,134)
Property and equipment - net	$ 128,910

Total depreciation and amortization expense was $27,612 for the year ended December 31, 2011.

6. Liabilities Subordinated to the Claims of General Creditors

On July 1, 2009, the Company entered into a loan agreement with RBC Correspondent Services totaling $300,000. The loan, which is subordinated to claims of general creditors, pays interest quarterly at the rate of 30 day LIBOR + 3.5% per annum, maturing in 2015. The second of the six annual principal repayments of $50,000 was made on July 29, 2011. Future annual principal payments are due on July 30, 2012, 2013, 2014 and 2015. The balance outstanding at December 31, 2011 is $200,000.

In April 2003, the Company entered into subordinated loan agreements for $23,000 and $7,500. The loans had an original maturity date of April 30, 2006. The loans have been extended, with FINRA approval, and currently have maturity dates of April 30, 2012. Interest is paid monthly at the rate of 8%.

Liabilities subordinated to the claims of general creditors are available in computing net capital pursuant to rule 15c3-1 and require the approval of FINRA before any prepayment can occur. To the extent that such borrowings are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company was in compliance with its net capital requirements. The net capital and net capital requirements of $151,322 and $100,000, respectively, resulted in excess net capital of $51,322. The Company's percentage of aggregate indebtedness to net capital was 4.18 to 1.

8. Risks and Uncertainties

The Company is engaged in trading and providing a broad range of securities brokerage and investment services to a diverse group of retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company primarily uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses two clearing brokers for substantially all of its business. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable. Upon notification of a charge back, such amounts, in total or in part, are then either (i) collected from the customers, (ii) charged to the broker initiating the transaction, and/or (iii) charged as an expense, based on the particular facts and circumstances.

Securities owned are exposed to various market and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

The Company maintains its cash in bank deposit accounts with one major financial institution. Interest bearing accounts are insured by the Federal Deposit Insurance Corporations up to $250,000. Non-interest bearing accounts are fully insured, without limit. The bank accounts, at times, exceed federally insured limits. The Company monitors the financial condition of these institutions and has not experienced any losses on such accounts.

9. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of rule 15c3-3(k)(2)(ii), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers.

10. Commitments and Contingencies

Operating Leases

In February 2010, the Company entered into an agreement to lease office space in Red Bank, New Jersey, under an initial six-year operating lease, with the option to renew for an additional five year term. This non-cancelable operating lease carries escalating payments through its expiration in 2016. In addition, the Company is responsible for paying its pro rata share of certain expenses. The lease is guaranteed by several stockholders of the Company.

The Company also entered into lease agreements for certain office equipment. The lease payments are charged to expense when incurred.

Future minimum lease payments for all leases are as follows for the years ended December 31:

2012	$ 259,365
2013	263,457
2014	265,470
2015	262,148
2016	85,410
	$ 1,135,850

Total rent expense for all operating leases was $259,840 for the year ended December 31, 2011.

Clearing Broker Agreement

Effective June 2008, the Company entered into a five-year clearing agreement with one of its clearing firms, which provides for a termination fee of $10,000 per month for each remaining month of the term upon cancellation of agreement by either party.

Legal and Other Contingencies

The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Professional standards requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our results of operations, financial position, or our cash flows.

At December 31, 2011, the Company has accrued $83,360 for legal and regulatory settlements. The outstanding balance will be paid in 2012.

11. Related Party Transactions

During the year, the Company received advances from Garden State Holdings, LLC ("GSH"), and an entity under common control, owned by the same shareholders of the Company. GSH is not an operating company and has no assets other than the related party transaction described above. This advance is subject to interest payments on a monthly basis in accordance with terms of a line of credit entered into by GSH. Additionally, during the year, the Company advanced funds to certain related parties, under common control. The total amount due, net, from related entities was $369,739 at December 31, 2011.

The Company has recognized $563,056 of revenue related to investment advisory and insurance services from two entities owned by the stockholders of the Company.

12. Defined Contribution Plan (401k)

The Company had a defined contribution (401k) plan that provided for employees' contributions and voluntary employer's matching contributions. In October 2010, the Board of Directors adopted a resolution to terminate the Garden State Securities, Inc. Profit Sharing Plan and Trust as of October 31, 2010. The Company, as of December 31, 2011, has distributed all of the assets of the Trust.

13. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance and has determined that there are no events requiring recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholders
Garden State Securities, Inc.

In planning and performing our audit of the financial statements of Garden State Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith+Brown, PC

February 23, 2012
Somerville, New Jersey